Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Jurisdiction of Organization

Earthstone Operating, LLC	Texas

Earthstone Legacy Properties, LLC	Texas

Earthstone Energy Holdings, LLC	Delaware

EF Non-Op, LLC	Texas

Sabine River Energy, LLC	Texas

Lynden Energy Corp.	British Columbia, Canada

Lynden USA Inc.	Utah

Lynden USA Operating, LLC	Texas

Bold Energy III, LLC.	Texas

Bold Operating, LLC	Texas